UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REPROS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

76028 H-10-0

(CUSIP Number)

EFFICACY CAPITAL LTD.

with a copy to:
Mark Lappe, Managing Partner	Mintz Levin Cohn Ferris Glovsky and Popeo PC
Jon Faiz Kayyem, Managing Partner	Jeremy D. Glaser, Esq.
11622 El Camino Real, Suite 100	3580 Carmel Mountain Road, Suite 300
San Diego, CA 92130	San Diego, CA 92130
Phone: (858) 759-1499	Phone: (858) 314-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY BIOTECH FUND L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization DELAWARE, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,277,956 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,277,956 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,956 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY BIOTECH FUND LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,277,956 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,277,956 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,956 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY BIOTECH MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,277,956 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,277,956 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,956 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY CAPITAL LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,277,956 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,277,956 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,956 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons MARK LAPPE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,277,956 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,277,956 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,956 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons JON FAIZ KAYYEM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,277,956 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,277,956 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,956 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) Name of Issuer: REPROS THERAPEUTICS, INC.
(b) Address of Issuer’s Principal Executive Offices:
2408 Timberloch Place Suite B-7 The Woodlands, TX 77380
(c) Title of Class of Securities: Common Stock

Item 2.	Identity and Background

(a)                                  Name of Person Filing:

See Item 1 of each cover page.

Pursuant to Rule 13d-1(a) of General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D Statement (this “Schedule 13D”) on behalf of (i) Mark Lappe, (ii) Jon Faiz Kayyem, (iii) Efficacy Capital Ltd., a Bermuda limited liability company (“Efficacy Capital”), (iv) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (v) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (vi) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (collectively, the “Reporting Persons”).

(b)                                 Address of Principal Business Office or, if none, Residence:

11622 El Camino Real, Suite 100

San Diego, CA 92130

(c)                                  Mark Lappe is the Managing Partner of Efficacy Capital Ltd., the Investment Manager for the Reporting Persons.  Jon Faiz Kayyem is a Managing Partner of Efficacy Capital Ltd. the Investment Manager for the Reporting Persons.

(d)                                 None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship:

See Item 6 of each cover page.

Item 3.	Source and Amount of Funds or Other Consideration
All of the funds used to purchase the Common Stock were from the working capital of one or more of the Reporting Persons.

Item 4.	Purpose of Transaction

The acquisitions described in Item 3 were made for investment purposes.  The sales of Common Stock listed in Item 5 were involuntary sales effected without notice by the Reporting Persons’ prime broker, Fidelity Capital Markets Services, a division of National Financial Services LLC (“Fidelity”), acting unilaterally and without direction from or authority provided by the Reporting Persons.  Prior to the sales, Fidelity affirmatively represented that margin maintenance requirements would not increase until April 4, 2008.  The Reporting Persons were within all agreed upon and known margin maintenance requirements at the time the sales were made and met all such requirements established by Fidelity prior to April 4, 2008.  In each instance, the Reporting Persons immediately demanded that these unauthorized trades be reversed, and subsequently commenced legal action against Fidelity (which is now pending) and terminated their prime brokerage relationship with Fidelity.  The Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Persons collectively own 2,277,956 shares of the Issuer’s Common Stock comprising 17.8% of the Issuer’s outstanding Common Stock.

(b)                                 Each of the Reporting Persons has sole voting power and sole dispositive power of zero shares of the Issuer’s Common Stock.  The Reporting Persons collectively have shared voting power of 2,277,956 shares of the Issuer’s Common Stock and shared dispositive power of 2,277,956 shares of the Issuer’s Common Stock, provided, however, that EBMFL does not have voting power or dispositive power of 321,900 shares held by FMG Special Opportunity Fund Ltd. and FMG Special Opportunity Fund Ltd. does not have voting power or dispositive power of 1,956,056 shares held by EBMFL.

(c) The following transactions were effected during the past sixty days.

Reporting Person	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How Effected
Efficacy Biotech Master Fund Ltd.	January 4, 2008	15,000	$8.96	Open Market Purchase
Efficacy Biotech Master Fund Ltd.	January 7, 2008	19,500	$9.08	Open Market Purchase
FMG Special Opportunity Fund Ltd.	February 28, 2008	20,000	$8.35	Open Market Purchase
FMG Special Opportunity Fund Ltd.	February 29, 2008	30,000	$8.27	Open Market Purchase
FMG Special Opportunity Fund Ltd.	March 7, 2008	34,500	$8.63	Open Market Purchase
FMG Special Opportunity Fund Ltd.	March 10, 2008	40,000	$8.46	Open Market Purchase
FMG Special Opportunity Fund Ltd.	March 12, 2008	50,000	$8.50	Open Market Purchase
Efficacy Biotech Master Fund Ltd.	March 14, 2008	26,300	$8.59	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 17, 2008	55,357	$8.54	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 18, 2008	10,600	$8.90	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 20, 2008	34,000	$8.94	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 24, 2008	50,000	$9.61	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 25, 2008	60,000	$9.58	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 26, 2008	10.000	$9.82	Open Market Sale
Efficacy Biotech Master Fund Ltd.	March 27, 2008	55,800	$9.55	Open Market Sale

(d) No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with certain of the transactions described herein, Efficacy Capital entered into an Investment Advisory Agreement, dated as of May 7, 2006, by and between Efficacy Capital and FMG Special Opportunity Fund Ltd. (“the FMG Agreement”).  The FMG Agreement permits Efficacy Capital to purchase, sell, and vote Shares, and to give proxies for Shares, on behalf of FMG Special Opportunity Fund Ltd.

The Reporting Person and the Issuer are parties to a Standstill Agreement dated January 9, 2008, pursuant to which the Reporting Person agreed, among other things, that it would not (i) acquire shares of the Issuer’s common stock that would result in its aggregate beneficial ownership exceeding 33% of the outstanding shares of the Issuer’s common stock, (ii) participate in a “solicitation” or request for “proxies” to vote any securities of the Issuer, (iii) demand a meeting of the shareholders of the Issuer or nominate any person for election to the Board of Directors of the Issuer, subject to certain limited exceptions described below, (iv) communicate with any person or entity with respect to the voting of any the Issuer’s common stock, other than in accordance with the recommendations of a majority of the Issuer’s Board of Directors, (v) vote shares of the Issuer’s common stock in any manner other than in accordance with the recommendations of a majority of the Issuer’s Board of Directors who are not also officers or employees of the Issuer and not the director designated by Efficacy, or, if no such recommendation is made, in the same proportion as the votes cast by other holders of the Issuer’s common stock, (vi) make an offer to acquire the Issuer or cause such an offer to be made, with certain limited exceptions, (vii) otherwise seek to control the management or policies of the Issuer, (viii) for, join or in any way participate in a “group” with respect to any securities of the Issuer in connection with any action or matter otherwise prohibited under the Standstill Agreement, and (ix) transfer beneficial ownership of any shares of the Issuer’s common stock directly, or, knowingly, indirectly, to any person or group of persons who would after such sale beneficially or of record own more than 5% of the total outstanding shares of the Issuer’s common stock, with certain limited qualifications and exceptions.

The Standstill Agreement is filed as an Exhibit to the original Schedule 13D filed by the Reporting Persons on March 12, 2008.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2008
Date

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By:	Efficacy Capital Ltd.
Its:	General Partner

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By:	Efficacy Capital Ltd.
Its:	Manager

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By:	Efficacy Capital Ltd.
Its:	Manager

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner